

CORRECTED
February 8, 2011

Daniel K. Leonard, President
Liverpool Group, Inc.
21724 E. Stanford Circle
Elkhorn, Nebraska 68022

> **RE:** **Liverpool Group, Inc.**
> **Registration Statement on Form 10**
> **Filed July 3, 2008**
> **File No. 0-53303**

Dear Mr. Leonard:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services